

April 27, 2011

Mr. Jonathan S. Wolfson
Chief Executive Officer
Solazyme, Inc.
225 Gateway Boulevard
South San Francisco, CA 94080

     Re: Solazyme, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed April 13, 2011
            File No. 333-172790

Dear Mr. Wolfson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As previously requested, please provide us with a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that it is not acceptable for counsel to provide this statement on the company's behalf.

2. We note your response to comment one of our letter dated April 7, 2011. However, we note additional articles such as "Solazyme-Roquette's algal flour promises exciting future for delicious, low-fat food" on www.foodnavigator-usa.com, dated April 20, 2011, and "Bio-fuel maker Solazyme unveils anti-ageing skin care line Algenist" on www.industryleadersmagazine.com, dated April 12, 2011. Please provide us with your supplemental analysis as to whether these statements constitute offers. In this regard, we note that the first article discusses the correspondent's trip to the company and discussions he had with Solazyme employees. Additionally, the second article does not appear to focus almost exclusively on the launch of your Algenist product.

3. In the FoodNavigator-USA.com article referenced in the preceding comment, the author of the article attributes a statement to the company concerning a soft launch of the company's new algal flour to take place this summer and an official launch for the latter part of 2011. Additionally, the article cites that Solazyme-Roquette Nutritionals' first plant should be on-line by Q4 of 2011, with products expected on shelves between the middle of 2012 and early 2013. Please update your prospectus to include this information.

Board of Directors, page 100

4. We note your response to prior comment 19. Please confirm that if you update the disclosure prior to effectiveness to name any person as about to become a director, you will also provide the consent of such person, as required by Rule 438 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Alan F. Denenberg
        Davis Polk & Wardwell LLP
        via facsimile at (650) 752-3604